Exhibit 99.1

Kandi Technologies Reports Third Quarter 2024 Financial Results

●	Nine-Month Revenue of Nearly $90M, with Off-Road Vehicles as the Core Revenue Driver

●	Strong Financial Position with $260M in Liquidity

●	New Leadership to Drive Technology Innovation and Expand Growth, Boosting Market Edge and Launching a Fresh Chapter for the Company

JINHUA, China, Nov. 18, 2024 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (the “Company”, “we” or “Kandi”) (NASDAQ GS: KNDI), today announced its financial results for the third quarter of 2024.

Third Quarter and Nine Months 2024 Financial Highlights

●	Q3 revenues decreased to $29.9 million, from $36.4 million in the same period of 2023.

●	Nine-month revenues of $89.8 million slipped 5.7% year-over-year.

●	Off-road vehicles and associated parts in Q3 were the primary source of revenue, decreasing by 9.2% y/y to $27.5 million, compared to $30.2 million in the same period of 2023.

●	Nine-month revenue from off-road vehicles and associated parts decreased by 1.0% y/y to $81.5 million, compared to $82.3 million in the same period of 2023.

●	Nine-month net loss was $1.8 million, or $0.02 loss per fully diluted share, compared to a net income of $6.3 million, or $0.08 income per fully diluted share for the same period of 2023.

●	Solid financial standing with $260 million in cash and cash equivalents, restricted cash, short term investment, and certificate of deposit as of September 30, 2024.

Feng Chen, Kandi’s newly appointed CEO, stated, “Revenue temporarily declined this year due to changes in the sales model for our fully-electric off-road vehicles. In response, the new management team has developed a comprehensive 2025-2029 growth plan, tailored to our current position and approved by the Board. With disciplined execution of our strategic and operational plans, we are confident that each business segment is positioned to reach new height.”

“We see significant growth potential in the all-electric off-road vehicle segment. Over the past few years, we’ve built a solid foundation in technology, product offerings, and market presence. Our golf carts and other models are highly competitive, well-regarded by consumers, and supported by strong partnerships with key clients like Lowe’s. Notably, the recent launch of our NFL-branded golf carts, featuring all 32 NFL teams and available exclusively at Lowe’s, has further strengthened the Kandi brand. Moving forward, we will build on our advantages in technological innovation, product enhancement, and distribution to grow our market share.”

“In today’s complex global economic environment, we are mindful of concerns about trade tensions. To address these challenges, our 2025-2029 growth plan includes targeted measures. We intend to set up U.S.-based production lines for golf carts, utility vehicles, and lithium batteries to better serve the North American market. These local facilities will bring our products closer to key markets, significantly enhancing delivery times and after-sales support. At the same time, we will continue expanding our global presence, targeting new markets in Southeast Asia, the Middle East, Europe, and beyond with a competitive product portfolio.”

“Even as we navigate shifts in international markets, we are implementing a strategy for growth in China. Our initial focus will be on expanding into smart mobility, a high-growth sector gaining traction with Chinese consumers, where we aim to establish a strong position. Additionally, we will leverage our expertise in manufacturing battery swapping equipment and our experience in battery swapping operations to support major providers in China with advanced technology and services, striving to position Kandi as a leading supplier and operator in China’s battery-swapping market to drive further growth for the company.”

Share Repurchase

As of September 30, 2024, the Company had repurchased a total of 1,480,786 common shares at an average price of $2.49 per share under the repurchase plan, including a total of 58,022 common shares at an average price of $2.18 per share repurchased in the third quarter of 2024.

Q3 2024 Key Financial Results

Net Revenues and Gross Profit (in USD millions)

	Q3 2024	Q3 2023	Y-o-Y%
Net Revenues	$29.9	$36.4	-17.8%
Gross Profit	$9.4	$10.9	-14.2%
Gross Margin%	31.3%	30.0%	-

●	Total revenues in the third quarter of 2024 were $29.9 million, compared to $36.4 million in the same period of 2023, representing a decrease of 17.8%, mainly due to a decrease in sales of off-road vehicles, EV parts and lithium-ion cells compared to the prior period.

●	Cost of goods sold in the third quarter of 2024 was $20.6 million, compared to $25.5 million in the same period of 2023, representing a decrease of 19.4%. The decrease was primarily due to the corresponding decrease in sales.

●	Gross profit in the third quarter of 2024 was $9.4 million, compared to $10.9 million in the same period of 2023, representing a decrease of 14.2%. The overall gross margin for the third quarter was 31.3%, up slightly from 30.0% in the same period of 2023, showing a modest year-over-year improvement in gross margin between the two periods.

Operating Loss (in USD millions)

	Q3 2024	Q3 2023	Y-o-Y%
Operating Expenses	$(16.1)	$(14.5)	11.0%
Loss from Operations	$(6.7)	$(3.6)	87.6%
Operating Margin%	-22.5%	-9.8%	-

●	Research and development expenses totaled $2.3 million for the third quarter of 2024, an increase of 148.7% compared to $0.9 million for the same period in 2023. The increase was mainly due to a research and development project for battery products conducted in the third quarter.

●	Selling and distribution expenses totaled $3.1 million for the third quarter of 2024, a decrease of 26.0% compared to $4.2 million for the same period in 2023. The decrease was mainly due to lower shipping and storage expenses incurred in the third quarter.

●	General and administrative expenses totaled $10.7 million for the third quarter of 2024, an increase of 13.7% compared to $9.5 million for the same period in 2023. The increase was primarily due to higher salaries and professional service fees incurred in the third quarter.

Net Income (loss) (in USD millions)

	Q3 2024	Q3 2023	Y-o-Y%
Net (Loss) Income	$(4.2)	$1.3	NM
Net (Loss) Income per Share, Basic and Diluted	$(0.05)	$0.02	-
Net (Loss) Income attributable to Kandi	$(4.1)	$0.9	NM
Net (Loss) Income attributable to Kandi per Share, Basic and Diluted	$(0.05)	$0.01	-

●	Net loss was $4.2 million for the third quarter of 2024, compared to net income of $1.3 million for the same period in 2023. The shift was mainly driven by a decrease in gross profit and other income, along with increased operating expenses compared to the prior period.

Balance Sheet (in USD millions)

●	Working capital was $274.9 million as of September 30, 2024.

Third Quarter 2024 Conference Call Details

The Company has scheduled a conference call and live webcast to discuss its financial results at 8:00 A.M. Eastern Time (9:00 P.M. Beijing Time) on Monday, November 18, 2024. Management will deliver prepared remarks to be followed by a question and answer session.

The dial-in details for the conference call are as follows:

●	Toll-free dial-in number: +1-877-407-3982

●	International dial-in number: + 1-201-493-6780

●	Webcast and replay: https://viavid.webcasts.com/starthere.jsp?ei=1698022&tp_key=93f9b92661

The live audio webcast of the call can also be accessed by visiting Kandi’s Investor Relations page on the Company’s website at http://www.kandivehicle.com. An archive of the webcast will be available on the Company’s website following the live call.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town，Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Kandi Electric Vehicles (Hainan) Co., Ltd. and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

Follow us on Twitter: @ Kandi_Group

Contacts:

Kandi Technologies Group, Inc.
Ms. Kewa Luo
+1 (212) 551-3610
IR@kandigroup.com

The Blueshirt Group
Mr. Gary Dvorchak, CFA
gary@blueshirtgroup.co

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(All amounts in thousands)

	September 30, 2024	December 31, 2023
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$53,526	$33,757
Restricted cash	165,391	59,873
Short term investment	713	-
Certificate of deposit	39,921	33,947
Accounts receivable	35,215	18,952
Inventories	85,797	61,551
Notes receivable	64	124,473
Other receivables	10,614	6,477
Prepayments and prepaid expense	4,848	1,909
Advances to suppliers	593	2,609
TOTAL CURRENT ASSETS	396,682	343,548

NON-CURRENT ASSETS
Property, plant and equipment, net	92,726	98,804
Intangible assets, net	5,141	6,396
Land use rights, net	2,713	2,754
Deferred tax assets	849	815
Goodwill	33,358	33,147
Other long-term assets	10,740	9,993
TOTAL NON-CURRENT ASSETS	145,527	151,909

TOTAL ASSETS	$542,209	$495,457

CURRENT LIABILITIES
Accounts payable	$31,044	$28,745
Other payables and accrued expenses	6,152	7,253
Short-term loans	24,521	9,072
Notes payable	51,531	24,071
Income tax payable	2,568	2,130
Other current liabilities	5,949	5,402
TOTAL CURRENT LIABILITIES	121,765	76,673

NON-CURRENT LIABILITIES
Long-term loans	7,855	8,389
Deferred taxes liability	853	964
Contingent consideration liability	1,648	2,693
Other long-term liabilities	536	227
TOTAL NON-CURRENT LIABILITIES	10,892	12,273

TOTAL LIABILITIES	132,657	88,946

STOCKHOLDER’S EQUITY
Kandi technologies group, inc. stockholders’ equity	407,172	404,126
Non-controlling interests	2,380	2,385
TOTAL STOCKHOLDERS’ EQUITY	409,552	406,511

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$542,209	$495,457

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2024	September 30, 2023

REVENUES, NET	$29,945	$36,426

COST OF GOODS SOLD	(20,571)	(25,507)

GROSS PROFIT	9,374	10,919

OPERATING EXPENSE:
Research and development	(2,283)	(918)
Selling and marketing	(3,071)	(4,152)
General and administrative	(10,750)	(9,458)
Impairment of goodwill	-	8
Impairment of long-lived assets	-	14
TOTAL OPERATING EXPENSE	(16,104)	(14,506)

LOSS FROM OPERATIONS	(6,730)	(3,587)

OTHER INCOME (EXPENSE):
Interest income	2,948	1,927
Interest expense	(653)	(355)
Change in fair value of contingent consideration	109	-
Government grants	95	668
Other income, net	649	2,611
TOTAL OTHER INCOME, NET	3,148	4,851

(LOSS) INCOME BEFORE INCOME TAXES	(3,582)	1,264

INCOME TAX (EXPENSE) BENEFIT	(593)	12

NET (LOSS) INCOME	(4,175)	1,276

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(64)	408

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	(4,111)	868

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,082	(2,102)

COMPREHENSIVE INCOME (LOSS)	$8,907	$(826)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	86,068,123	79,174,343
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	86,068,123	81,234,002

NET (LOSS) INCOME PER SHARE, BASIC	$(0.05)	$0.02
NET (LOSS) INCOME PER SHARE, DILUTED	$(0.05)	$0.02

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$(0.05)	$0.01
NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$(0.05)	$0.01

	Nine Months Ended
	September 30, 2024	September 30, 2023

REVENUES, NET	$89,770	$95,242

COST OF GOODS SOLD	(61,429)	(62,559)

GROSS PROFIT	28,341	32,683

OPERATING EXPENSE:
Research and development	(3,969)	(2,671)
Selling and marketing	(10,094)	(8,760)
General and administrative	(25,362)	(25,856)
Impairment of goodwill	-	(500)
Impairment of long-lived assets	-	(948)
TOTAL OPERATING EXPENSE	(39,425)	(38,735)

LOSS FROM OPERATIONS	(11,084)	(6,052)

OTHER INCOME (EXPENSE):
Interest income	6,581	5,982
Interest expense	(1,618)	(723)
Change in fair value of contingent consideration	1,045	1,803
Government grants	1,146	1,478
Other income, net	3,174	3,685
TOTAL OTHER INCOME , NET	10,328	12,225

(LOSS) INCOME BEFORE INCOME TAXES	(756)	6,173

INCOME TAX (EXPENSE) BENEFIT	(1,041)	86

NET (LOSS) INCOME	(1,797)	6,259

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1)	1,691

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	(1,796)	4,568

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	3,260	(19,799)

COMPREHENSIVE INCOME (LOSS)	$1,463	$(13,540)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	86,463,327	75,931,247
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	86,463,327	77,645,533

NET (LOSS) INCOME PER SHARE, BASIC	$(0.02)	$0.08
NET (LOSS) INCOME PER SHARE, DILUTED	$(0.02)	$0.08

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$(0.02)	$0.06
NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$(0.02)	$0.06